Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR
FIRST QUARTER FISCAL 2009

- Company’s Once-Daily Tramadol Product Now Launched in U.S.  -

LAVAL, Quebec (May 7, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the first quarter ended March 31, 2009.  All figures are in Canadian dollars unless otherwise stated.

Once-Daily Tramadol Launched in the U.S.

Labopharm’s once-daily tramadol is now available in the U.S.  Marketed and distributed in the U.S. by Purdue Pharma Products L.P. under the brand name Ryzolt™, the product is the first and only analgesic that contains both immediate and extended release components of tramadol. Ryzolt™ is now stocked and available in more than 27,000 retail pharmacies across the U.S.

“We are pleased to announce a major milestone for Labopharm, the U.S. launch of Ryzolt™, our unique once-daily tramadol product,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “With Ryzolt™, U.S. physicians now have a new option in analgesia for the millions of American patients suffering from moderate to moderately severe pain who require continuous treatment.”

Pain affects an estimated 76 million Americans and the annual cost of chronic pain in the U.S. is estimated at US$100 billion, including healthcare expenses, lost income, and lost productivity.

Labopharm’s once-daily tramadol is based on Labopharm’s proprietary Contramid® controlled-release technology and is composed of a dual-matrix delivery system with both immediate-release and extended-release characteristics. Once-daily tramadol is now available in 17 countries around the world, including the U.S., Canada, the United Kingdom, France, Spain, Italy, Germany and Australia, among others.

Financial Summary

Revenue for the first quarter of fiscal 2009 increased to $5.0 million from $3.2 million for the first quarter of fiscal 2008.  Revenue from sales of the Company’s once-daily tramadol product for the first quarter of fiscal 2009 increased to $3.8 million from $2.2 million for the first quarter of fiscal 2008.  Adjusted gross margin for the first quarter of fiscal 2009 was 57% compared with 58% for the first quarter of fiscal 2008.  Research and development expenses, before research and development tax credits, for the first quarter of fiscal 2009 were $4.3 million compared with $6.9 million for the first quarter of fiscal 2008.  Selling, general and administrative expenses for the first quarter of fiscal 2009 were $6.7 million compared with $4.9 million for the first quarter of fiscal 2008 and included an accrual of $0.7 million for the Company’s share of litigation costs related to patent enforcement following approval of its once-daily tramadol product in the U.S.  Net loss for the first quarter of fiscal 2009 was $8.0 million, or $0.14 per share, compared with $9.7 million, or $0.17 per share, for the first quarter of fiscal 2008.

Recent Developments

Once-Daily Tramadol

Product Ranked Number One in New-to-Brand Prescriptions in Canada - Labopharm’s product (marketed under the brand name Tridural™ in Canada) ranked number one among tramadol products (excluding combination products) in terms of new-to-brand prescriptions in Canada for the first quarter of 2009.  Market share for Labopharm’s product among tramadol products (excluding combination products) in Canada for the same period was 36%.  The number of prescriptions written for Labopharm’s product in Canada for the first quarter of 2009 increased 19% compared to the fourth quarter of 2008.

In-Market Sales in Europe Continue to Grow - In-market sales of Labopharm’s product in Europe1 grew 9% for the first two months of 2009 compared to the same period of 2008.  Sales to European marketing partners are continuing to provide a solid contribution to the Company’s revenue.

Established Marketing Partnerships for Eleven Additional Countries - Labopharm signed an agreement with iNova Pharmaceuticals, its marketing partner for Australia and New Zealand, for distribution of the Company’s product in Singapore, Hong Kong, Malaysia, Philippines, Thailand, Taiwan and Indonesia. iNova plans to submit regulatory applications in each of these jurisdictions. The Company also signed licensing and distribution agreements for Portugal, Brazil, Denmark and Sweden.

Novel Trazodone Formulation

NDA Under Review by FDA/Company in Ongoing Discussions for U.S. Marketing Partnership - Labopharm's New Drug Application (NDA) for its novel trazodone formulation is under review by the U.S. Food and Drug Administration (FDA) with an action date under the Prescription Drug User Fee Act (PDUFA) of July 18, 2009. The Company is in ongoing discussions with potential marketing partners towards establishing a licensing and distribution agreement for the United States.

Financial Results

Three-Month Period Ended March 31, 2009

Revenue for the first quarter of fiscal 2009 increased to $5.0 million from $3.2 million for the first quarter of fiscal 2008.  Revenue from product sales increased to $3.8 million from $2.2 million for the first quarter of fiscal 2008.  The increase in revenue from product sales was primarily the result of higher sales volumes and higher average selling prices in the first quarter of fiscal 2009.

1 Includes France, Germany, the United Kingdom, Spain and Italy.

Adjusted gross margin (as a percentage of revenue from product sales) for the first quarter of fiscal 2009 was 57% compared with 58% for the first quarter of fiscal 2008.  Adjusted gross margin for the first quarter of fiscal 2009 excludes the reversal of $240,000 of previously recorded write downs while adjusted gross margin for the first quarter of fiscal 2008 excludes an inventory write-off of $152,000 and a favourable adjustment for a royalty expense over-accrual of $105,000.  The slight decrease in adjusted gross margin was due primarily to a higher average royalty rate paid, which was partially offset by a higher average selling price per tablet.

Licensing revenue for the first quarter of fiscal 2009 was $1.2 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the first quarter of fiscal 2008 was $1.1 million.

Research and development expenses, before research and development tax credits, for the first quarter of fiscal 2009 were $4.3 million compared with $6.9 million for the first quarter of fiscal 2008.  The decrease was primarily the result of lower clinical trial costs in the first quarter of fiscal 2009.  Research and development tax credits for the first quarter of fiscal 2009 were $0.3 million compared with $1.2 million for the first quarter of fiscal 2008, a decrease in non-refundable Canadian federal tax credits resulting from a change in tax planning.

Selling, general and administrative expenses for the first quarter of fiscal 2009 were $6.7 million compared with $4.9 million for the first quarter of fiscal 2008.  The increase is primarily the result of the accrual of $0.7 million for the Company's share of litigation costs incurred by Purdue Pharma to enforce certain of Purdue's U.S. patents related to Labopharm's once-daily tramadol product, as well as higher sales and marketing expenses.

Net loss for the first quarter of fiscal 2009 was $8.0 million, or $0.14 per share, compared with $9.7 million, or $0.17 per share, for the first quarter of fiscal 2008.

Cash, cash equivalents and marketable securities at March 31, 2009 were $35.9 million compared with $44.9 million at December 31, 2008. The cash, cash equivalents and marketable securities position at March 31, 2009 does not include the Company's Long-Term Notes, received in exchange of the Montreal Proposal ABCP, that have an estimated fair value of $3.0 million and that are recorded as a long-term investment.

Conference Call

Labopharm will host a conference call today (Thursday, May 7, 2009) at 8:30 a.m. ET to discuss its first quarter results. To access the conference call by telephone, dial 416-644-3420 or 1-800-732-0232.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, May 14, 2009 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21303738#.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

Ryzolt™ is a trademark of Purdue Pharma Products L.P.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

[thousands of Canadian dollars]	As at March 31, 2009 $	As at December 31, 2008 [Restated] $
ASSETS
Current
Cash and cash equivalents	12,094	8,373
Marketable securities	23,791	36,520
Accounts receivable	3,909	3,277
Research and development tax credits receivable	1,574	1,274
Income taxes receivable	377	474
Inventories	2,734	1,760
Prepaid expenses and other assets	1,124	641
Total current assets	45,603	52,319
Restricted long-term investments	150	141
Long-term investment	2,979	3,178
Property, plant and equipment	9,796	10,213
Intangible assets	1,766	1,791
Future income tax assets	147	145
	60,441	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	14,049	13,134
Current portion of deferred revenue	4,775	4,768
Current portion of obligations under capital leases	280	271
Current portion of long-term debt	5,681	3,378
Total current liabilities	24,785	21,551
Deferred revenue	8,333	9,094
Obligations under capital leases	5,269	5,342
Long-term debt	18,642	20,265
Total liabilities	57,029	56,252
Shareholders’ equity
Share capital Common shares, no par value, unlimited authorized shares, 56,833,696 and 56,826,063 issued as at March 31, 2009 and December 31, 2008, respectively	241,983	241,967
Warrants	751	751
Contributed surplus	15,722	14,937
Deficit	(255,489)	(247,515)
Accumulated other comprehensive income	445	1,395
Total shareholders’ equity	3,412	11,535
	60,441	67,787

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	March 31, 2009	March 31, 2008
For the three months ended: [thousands of Canadian dollars, except share and per share amounts]	$	[Restated] $

REVENUE
Product sales	3,802	2,158
Licensing	1,155	1,061
	4,957	3,219

EXPENSES
Cost of goods sold (excluding amortization)	1,393	951
Research and development expenses, net	4,027	5,691
Selling, general and administrative expenses	6,724	4,907
Financial expenses	1,014	711
Impairment loss on long-term investment	-	691
Depreciation and amortization	463	485
Interest income	(187)	(652)
Foreign exchange gain	(503)	(272)
	12,931	12,512
Loss before income taxes	(7,974)	(9,293)
Provision for income taxes
Current	-	450
Net loss for the period	(7,974)	(9,743)

Net loss per share - basic and diluted	(0.14)	(0.17)

Weighted average number of common shares outstanding	56,826,148	56,818,187

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

For the three months ended: [thousands of Canadian dollars]	March 31, 2009 $	March 31, 2008 [Restated] $

OPERATING ACTIVITIES
Net loss for the period	(7,974)	(9,743)
Items not affecting cash:
Depreciation of property, plant and equipment	422	455
Amortization of intangible assets	41	30
Amortization of premiums and discounts on marketable securities	15	14
Impairment loss on long-term investment	-	691
Non-cash financial expenses	142	95
Unrealized foreign exchange loss (gain)	808	(241)
Stock-based compensation	792	884
	(5,754)	(7,815)
Net change in non-cash items	(2,045)	930
	(7,799)	(6,885)
INVESTING ACTIVITIES
Acquisition of marketable securities	(6,568)	(23,553)
Proceeds from maturities of marketable securities	13,807	34,061
Proceeds from disposals of marketable securities	4,420	-
Acquisition of restricted long-term investment	-	(45)
Acquisition of property, plant and equipment	(5)	(519)
Acquisition of intangible assets	(16)	(7)
	11,638	9,937
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(64)	(25)
Proceeds from issuance of common shares	9	2
	(55)	(23)
Foreign exchange gain (loss) on cash held in foreign currencies	(63)	799

Net increase in cash and cash equivalents during the period	3,721	3,828
Cash and cash equivalents, beginning of period	8,373	17,173
Cash and cash equivalents, end of period	12,094	21,001

Supplemental cash flow information:
Interest paid	701	523
Income taxes received	88	-

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com